SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(publicly held company)
CNPJ No.º 00.001.180/0001-26

NIRE 33.3.00346767

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON AUGUST 8, 2025

1.          DATE, TIME AND PLACE: Held on August 8, 2025, at 2:00 p.m., Brasília time, exclusively in digital form through the Atlas AGM digital platform (“Digital Platform”), pursuant to article 124, §2º-A, of Law No. 6,404, of December 15, 1976 (“Brazilian Corporation Law”) and articles 5, §2, item I, and 28, §2 and §3, all of CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”). Additionally, pursuant to article 5, §3, of CVM Resolution 81, this meeting (“Meeting”) shall be considered as held at the headquarters of Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company” or “Eletrobras”), located in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida Graça Aranha, No. 26, Loja A, Centro, ZIP Code 20.030-900.

2.          CALL NOTICE: The call notice was published, in accordance with article 124 of the Brazilian Corporation Law, in the newspaper “Valor Econômico”, on July 9, 10, and 11, 2025 (pages E3, C5, and E3, respectively).

3.          DISCLOSURES: All documents related to the matter to be resolved, as provided for in CVM Resolution 81, were made available to shareholders at the Company’s headquarters and on the worldwide web on the websites of the Company (http://ri.eletrobras.com), the CVM (http://cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://b3.com.br).

4.          ATTENDANCE: The shareholder Federal Government was present, pursuant to the Conciliation Agreement entered into between the Federal Government and Eletrobras before the Câmara de Mediação e de Conciliação da Administração Pública Federal – CCAF/CGU/AGU, duly approved at the Company’s Extraordinary General Meeting held on April 29, 2025 (“Conciliation Agreement”), as verified by the attendance record provided by the Digital Platform, in accordance with CVM Resolution 81, thus establishing a quorum for installation regarding the agenda of the Meeting. Other shareholders did not qualify for participation via the Digital Platform. The Distance Voting Ballots (“BVDs”) received from other shareholders – other than the Federal Government – were treated as “disregarded votes”, as per Schedule I to these Minutes.

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Also present were Mr. José Eduardo Guimarães Barros, General Legal Officer of Eletrobras, Ms. Carla Albano Miller, Head of Investor Relations, Mr. Bruno Klapper, Governance Officer, Mr. Francisco Duarte, Investor Relations Manager, and, for the purposes of article 164 of the Brazilian Corporation Law, Mr. Gisomar Marinho, member of the Company’s Fiscal Council.

5.          BOARD: Mr. Rodolfo Constantino de Tella, appointed by the Board of Directors, pursuant to article 18, §7, of the Bylaws, assumed the chairmanship of the proceedings, and Mr. Thiago Messina Coimbra and Ms. Raissa Camelo Lopez were invited to act as secretaries.

6.          AGENDA: According to the Call Notice and the Management Proposal disclosed for this Meeting, the agenda to be resolved is as follows:

6.1. To approve the election, in a separate voting process exclusive to the Federal Government, of Mr. Denilvo Morais, as an effective member of the Eletrobras Fiscal Council, as agreed in Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, approved by the shareholders at the Extraordinary General Meeting held on April 29, 2025.

7.          READING OF DOCUMENTS: The shareholder Federal Government waived the reading of the consolidated synthetic voting map of the votes cast by BVD, as it was already aware of it, which remained at its disposal, pursuant to §4 of article 48 of CVM Resolution 81, as well as the documents related to the matter to be resolved at this Meeting.

8.          RESOLUTIONS: After verifying the quorum for installation of the Meeting, the drafting of these minutes in summary form and their publication with omission of the signature of the shareholder Federal Government was authorized, as permitted by article 130, §§ 1 and 2 of the Brazilian Corporation Law.

8.1.      It was recorded that, as provided in the call documents and in accordance with what was stated at the end of item 8.1.18 of the minutes of the Ordinary and Extraordinary General Meeting of the Company held on April 29, 2025, the Meeting has a single matter: the separate election of the effective member of the Fiscal Council, of a strictly personal and exclusive nature of the shareholder Federal Government.

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8.2.      Pursuant to Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM and the Company’s Bylaws, the right to elect a member of the Fiscal Council by means of separate voting is exclusive, strictly personal, and non-transferable of the shareholder Federal Government. Thus, only the shareholder Federal Government could exercise the right to vote at the Meeting, including through the use of the BVD, and the transfer of this right to third parties, including other entities that are part of the Federal Government Shareholder Group, was prohibited. Consequently, all votes cast by any other shareholders – other than the shareholder Federal Government – were treated as “disregarded votes”, which were duly indicated in the detailed final voting map.

8.3.      Subsequently, after examination and discussion of the matter indicated in the Agenda, the shareholder Federal Government confirmed the election of Mr. Denilvo Morais, Brazilian, economist, divorced, holder of Identity Card RG No. 11.566.242-X, issued by SSP/SP, registered with the National Register of Individuals (CPF) under No. 896.703.618-34, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Sargento Silvio Nunes Miranda, No. 7, ZIP Code 02532-050, for the position of effective member of the Company’s Fiscal Council.

8.4.      It was also recorded that the member of the Fiscal Council now elected will take office in his respective position by signing the term of office, within the legal period of thirty (30) days, which will be recorded in the book of Fiscal Council Meetings and will be filed at the Company’s headquarters.

9.          VOTING MAP AND ADDITIONAL CLARIFICATIONS: The final voting map, containing the favorable vote regarding the only item on the Agenda of this Meeting, is contained in Schedule I to these minutes.

10.       CLOSURE: There being no further business to discuss, the Meeting was closed, from which these minutes were drawn up in summary form and published with omission of signatures, in accordance with article 130, § 1 and § 2, of the Brazilian Corporation Law, which was made available to all shareholders who requested a copy by e-mail and was signed by the members of the Board, with the shareholder Federal Government who participated in this Meeting through the Digital Platform made available by the Company having its presence recorded by the members of the Board and is a signatory of said minutes, pursuant to article 47, §1, of CVM Resolution 81.

Shareholder Present at the Meeting:

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Federal Government (represented by the National Treasury Attorney, Mr. Ivo Timbó).

Rio de Janeiro, August 8, 2025.

Rodolfo Constantino de Tella	Thiago Messina Coimbra
Chairman	Secretary

Raissa Camelo Lopez
Secretary

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CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(publicly held company)
CNPJ N.º 00.001.180/0001-26

NIRE 33.3.00346767

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON AUGUST 8, 2025

SCHEDULE I – SYNTHETIC FINAL VOTING MAP

(Remaining part of the page intentionally left blank)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.